IMPERIAL

04 APR 12 AM 7:21

82-1257

04024257

25 March 2004

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of a Form 604, "Notice of Change in Interests or Entitlements of Substantial Shareholder" lodged with the Australian Stock Exchange Limited on 25 March 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

PROCESSED
APR 15 2004
THOMSON FINANCIAL

D L Hughes
Secretary

4/14

Letter - ADR Facility 24 03 04 (3)

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/03/2004

TIME: 16:38:06

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

form 604
Corporations Law
710(3)

Notice of change in interests or entitlements of substantial shareholder

To: company name **Imperial One Limited ACN: 002 148 361**

Substantial shareholder name[A] **Imperial Investments Pty Limited**

gives notice of a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on:

insert date (d/m/y) 10/7/01

The notice was dated (d/m/y) 10/7/01

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
Ordinary	42,419,988	11.37%	129,672,509	14.03%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
17/4 – 3/9/03	Imperial Investments P/L	Purchase On-Market	$22,421	3,571,642 Ordinary
10/3/04	Imperial Investments P/L	Shares acquired pursuant to rights issue entitlement and underwriting of issue	$411,384	82,276,840 Ordinary
10/3/04	Alfred Lai Super Fund		$7,020	1,404,039 Ordinary

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder[D]	Nature of relevant interest[B]	Class and number of shares
Imperial Investments P/L	Imperial Investments P/L	Beneficial Owner	126,864,431 Ordinary
Alfred Lai Superannuation Fund	Alfred Lai Superannuatuion Fund	Beneficial Owner	2,808,078 Ordinary

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association[E] with, the substantial shareholder in relation to voting shares in the company.:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Imperial Investments Pty Limited	15 Circular Quay West, The Rocks NSW 2000
Alfred Lai Superannuation Fund	15 Circular Quay West, The Rocks NSW 2000

Signature

name Alfred Lai

signature [signature] date 24.03.04

IMPERIAL

04 APR 12 AM 7:21

Internat'l

24 March 2004

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of a Form 604, "Notice of Change in Interests or Entitlements of Substantial Shareholder" lodged with the Australian Stock Exchange Limited on 24 March 2004.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Letter - ADR Facility 24 03 04 (2)

Imperial One Limited ACN 002 148 361 ◦ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ◦ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2004

TIME: 14:30:06

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

form **604**
Corporations Law

Notice of change in interests or entitlements of substantial shareholder

710(3)

To: company name **Imperial One Limited ACN: 002 148 361**

Substantial shareholder name[A]

Foxview Pty Limited ACN: 003 280 993

gives notice of a change in relevant interests

1. Previous notice

Particulars of the substantial shareholder's entitlements to voting shares in the company at the time at which it was last required to give a substantial shareholding notice to the company are contained in the notice given to the company on:

insert date (d/m/y) 10/7/01

The notice was dated (d/m/y) 10/7/01

2. Previous and present entitlement to voting shares

The total number and percentage of shares in each class of voting shares in the company to which the substantial shareholder was entitled when last required, and when now required, to give a substantial shareholding notice to the company, are:

Class of voting shares	Previous notice		Present notice	
	Total number	Percentage of class	Total number	Percentage of class
Ordinary	18,680,432	5.08%	56,852,534	6.15%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting shares to which the substantial shareholder is or was entitled since the substantial shareholder was last required to give a substantial shareholding notice to the company are:

Date of change	Person whose relevant interest changed	Nature of change[B]	Consideration given in relation to change[C]	Class and number of shares affected
10/3/04	Foxview Pty Limited	Shares acquired pursuant to rights issue entitlement and underwriting issue	$190,861	38,172,102 Ordinary Shares

4. Present relevant interests

Particulars of each relevant interest in voting shares to which the substantial shareholder is entitled after the change are:

Holder of relevant interest	Person entitled to be registered as holder[D]	Nature of relevant interest[B]	Class and number of shares
Foxview Pty Limited	Foxview Pty Limited	Beneficial Owner	56,852,534 Ordinary Shares

5. Changes in association

The following persons mentioned in this form have become associates of, ceased to be associates of, or have changed the nature of their association[E] with, the substantial shareholder in relation to voting shares in the company.:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
Foxview Pty Limited	49 Cranbrook Road, Rose Bay NSW 2029

Signature

name C Wong

signature date 23 March 2004